January 7, 2008

Matthew Crispino and David Orlic

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549                                                                             Fax: 202-772-9210

Dear Matthew & David:

On behalf of Ciprico Inc., this letter responds to your letter to us dated January 4, 2008 received from you via fax addressed to our Chairman.  Your letter references our Preliminary Proxy Statement on Schedule 14A filed December 27, 2007.  We are fully committed to being compliant with SEC regulations and in providing the public the appropriate information on which they base their investment decisions.

In response to your comments we provide the following explanations and commentary and also attach the pages of the Proxy Statement with the changes notated.

1.               Comment:

Related to the disclosure of our proposal to increase the authorized shares of common stock in that we are considering a public offering to have sufficient capital to pay off recently obtained convertible promissory notes:  You asked us to note where the prior disclosure of this offering and to describe the transaction in more detail.  You also requested we revise our disclosure to state that, except as disclosed, you have no other plans, proposals or arrangements for the issuance of the newly authorized shares of common stock.

Response:

In our press release and related filing on Form 8-K dated December 26, 2007 we disclosed that we were considering an additional offering in 2008.  In addition we included such a comment in our Form 10-KSB filed December 27, 2008 - .  We have added clarifying statements that address the latter part of the above comment.  Attached is the marked copy of that portion of the Proxy Statement.

2.               Comment:

Relates to possible anti-takeover effects of the increase in authorized shares.  You asked us to refer to Release 34-15230 and discuss other anti-takeover mechanisms that may be present in our governing documents or any other plans or proposals related thereto.

Response:

We will address the points raised by your comment.  Attached is Insert 9B to be inserted as shown on the marked copy of that portion of the Proxy Statement which we believe will address the points noted in your second comment.

We acknowledge that: Ciprico Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Ciprico Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available and willing to discuss any of these items with members of your staff.  If there are any questions my direct line is 952-540-2416.

Regards,

/s/ Monte S. Johnson
Monte S. Johnson
Senior Vice President — Chief Financial Officer

Cc:          Mr. Steven D. Merrifield, President & Chief Executive Officer

INSERT 9B

                The Company’s proposal to increase the authorized number of shares of Common Stock is not submitted in response to any accumulation of stock or threatened takeover. However, the increase in authorized Common Stock could, under certain circumstances, be construed as having an anti-takeover effect by, for example, diluting the stock ownership of stockholders and possibly making it more difficult to effect a change in the composition of the Board of Directors through the removal or addition of directors, or to accomplish a given transaction that may be in the stockholders’ interests. Further, the dilutive effect may limit the participation of stockholders in a merger or similar business combination, whether or not such transaction is favored by management.

                Except for the following, the Company does not have any provisions in its governing documents that have an anti-takeover effect nor does it have plans to subsequently implement measures having anti-takeover effects. Among other things, our certificate of incorporation and bylaws:

•      permit our Board of Directors to issue up to 1,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•      provide that between annual meetings the authorized number of directors may be increased by resolution of the Board of Directors;

•      provide that vacancies, excluding newly created directorships, may, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•      divide our board of directors into three classes; and

•      do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).